United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2003

ICICI Bank Limited
(Translation of registrant's name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.	Form 6k dated August 26, 2003 along with a copy of the letter addressed to Vadodara Stock Exchange Limited (regional stock exchange).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Dated: August 26, 2003

For ICICI Bank Limited

By:	/s/ Nilesh Trivedi
Name: Title:	Nilesh Trivedi Assistant Company Secretary

ITEM 1

August 26, 2003

Mr. Dishant Sagwaria
Officiating Executive Director
Vadodara Stock Exchange Limited
Fortune Towers,
Sayajigunj
Vadodara 390 005

Dear Sir,

Ninth Annual General Meeting

The Ninth Annual General Meeting (AGM) of the Members of ICICI Bank Limited was held on August 25, 2003 at Vadodara. All the items as contained in the Notice of AGM dated July 25, 2003 have been approved by the requisite majority. A copy of the Notice is enclosed for your reference.

We note to forward you the minutes of the AGM at the earliest.

Yours faithfully,

Nilesh Trivedi

Encl. : a/a.

Notice

NOTICE is hereby given that the Ninth Annual General Meeting of the Members of ICICI Bank Limited will be held on Monday, August 25, 2003 at 2.00 p.m. at Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002 to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the audited Profit and Loss Account for the financial year ended March 31, 2003 and Balance Sheet as at that date together with the Reports of Directors and Auditors.

2.	To declare dividend on preference shares.

3.	To declare dividend on equity shares.

4.	To appoint a Director in place of Mr. Somesh R. Sathe, who retires by rotation and, being eligible, offers himself for re-appointment.

5.	To appoint a Director in place of Mr. Anupam Puri, who retires by rotation and, being eligible, offers himself for re-appointment.

6.	To appoint a Director in place of Prof. Marti G. Subrahmanyam, who retires by rotation and, being eligible, offers himself for re-appointment.

7.	To appoint a Director in place of Ms. Kalpana Morparia, who retires by rotation and, being eligible, offers herself for re-appointment.

8.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Sections 224, 225 and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, S. R. Batliboi & Co., Chartered Accountants, be appointed statutory auditors of the Company, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company, on a remuneration to be fixed by the Board of Directors of the Company, based on the recommendation of the Audit Committee, in addition to reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the Company for the year ending March 31, 2004.

9.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, the Board of Directors of the Company be and is hereby authorised to appoint branch auditors, in consultation with the Statutory Auditors, as and when required, to audit the accounts in respect of the Company’s branches/offices in India and abroad and to fix their remuneration, based on the recommendation of the Audit Committee, in addition to reimbursement of all out-of-pocket expenses in connection with the audit.

SPECIAL BUSINESS

10.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. P. C. Ghosh, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of the Director, be and is hereby appointed a Director of the Company.

11.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. M. K. Sharma, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of the Director, be and is hereby appointed a Director of the Company.

12.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that, in partial modification of the Resolution passed by the Members at the Eighth Annual General Meeting held on September 16, 2002, vide Item No.14 of the Notice convening that Meeting, relating to appointment of and payment of remuneration to Ms. Lalita D. Gupte as the Joint Managing Director, the salary range of Ms. Lalita D. Gupte, Joint Managing Director, be revised to Rs.200,000 - Rs.650,000 per month, subject to the approval of Reserve Bank of India, other terms and conditions remaining the same.

13.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as a Special Resolution:

RESOLVED that subject to the provisions of the Companies Act, 1956, Securities Contracts (Regulation) Act, 1956 and the Rules framed thereunder, the Listing Agreements, the Securities and Exchange Board of India (Delisting of Securities) Guidelines – 2003, and all other applicable laws, rules, regulations and guidelines and subject to such approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed or imposed by the authority while granting such approvals, permissions and sanctions, which may be agreed to by the Board of Directors (hereinafter referred to as ‘the Board’, which term shall be deemed to include any Committee thereof for the time being exercising the powers conferred on the Board), the consent of the Company be and is hereby accorded to the Board to delist the equity shares of the Company from the Calcutta Stock Exchange Association Limited, Delhi Stock Exchange Association Limited and Madras Stock Exchange Limited, as also to delist the equity shares and bonds of the Company from the Vadodara Stock Exchange Limited.

NOTES:

a.	The Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, in respect of Item Nos. 8 to 13 set out in the Notice is annexed hereto.

b.	A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND, ON A POLL, TO VOTE INSTEAD OF HIMSELF. SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES, IN ORDER TO BE VALID AND EFFECTIVE, MUST BE DELIVERED AT THE REGISTERED/CORPORATE OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

c.	Members holding shares in physical form are requested to immediately notify any change in their address to the Registrar and Transfer Agents of the Company, ICICI Infotech Limited, at Maratha Mandir Annexe, Dr. A.R. Nair Road, Mumbai Central, Mumbai 400 008, quoting their Folio Number(s). Members holding shares in electronic form may update such details with their respective Depository Participants.

d.	Members are requested to note that the Company’s shares are under compulsory demat trading for all investors. Members are, therefore, requested to dematerialise their shareholding to avoid inconvenience in future.

e.	The Register of Members and the Share Transfer Books of the Company will remain closed from Wednesday, August 6, 2003 to Monday, August 25, 2003 (both days inclusive).

Dividend on equity shares for the year ended March 31, 2003, if declared at the Meeting, will be paid on and from Tuesday, August 26, 2003:

(i)	to those Members whose names appear on the Register of Members of the Company, at the close of business hours on Monday, August 25, 2003, after giving effect to all valid transfers in physical form lodged with the Company and its Registrar and Transfer Agents on or before Tuesday, August 5, 2003; and

(ii)	in respect of shares held in electronic form, on the basis of beneficial ownership as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) at the close of business hours on Tuesday, August 5, 2003.

In terms of the Securities and Exchange Board of India directives, shares issued by companies should be pari passu in all respects, including dividend entitlement, and hence, the equity shares allotted by the Company during the period April 1, 2003 to August 5, 2003 under the Employee Stock Option Scheme of the Company, will be entitled for full dividend that may be declared for the financial year ended March 31, 2003.

f.	In order to avoid fraudulent encashment of dividend warrants, Members are requested to send to the Registrar and Transfer Agents of the Company, ICICI Infotech Limited, at above mentioned address under the signature of the Sole/First Joint holder, the information relating to name and address of the banker, branch, pin code number and particulars of bank account, so that it can be printed on the dividend warrants.

g.	Pursuant to the provisions of Section 205A of the Companies Act, 1956, the amount of unclaimed dividend up to the financial year ended March 31, 1995 has been transferred to the General Revenue Account of the Central Government as required by the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978.

Consequent upon the amendment of Section 205A of the Companies Act, 1956 and the introduction of Section 205C by the Companies (Amendment) Act, 1999, the amount of dividend remaining unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Account of the Company is required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government and thereafter no payments shall be made by the Company or by the IEPF in respect of such amounts.

Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 1996 and subsequent years, are requested to make their claims to the Registrar and Transfer Agents of the Company, ICICI Infotech Limited, without any delay.

h.	Members may avail the nomination facility as provided under Section 109A of the Companies Act, 1956.

i.	Pursuant to the requirements of the Listing Agreements of Stock Exchanges on Corporate Governance, the information about the Directors proposed to be appointed/re-appointed is given in the Annexure to the Notice.

j.	Members desirous of getting any information about the accounts and operations of the Company are requested to write to the Company at least seven days before the date of the Meeting.

k.	All documents referred to in the Notice and Explanatory Statement will be available for inspection by the Members at the Registered/Corporate Office of the Company between 10.30 a.m. and 12.30 p.m. on all working days from the date hereof up to the date of the Meeting.

By Order of the Board

JYOTIN MEHTA
General Manager &
Company Secretary

Mumbai, July 25, 2003

Registered Office: Landmark Race Course Circle Vadodara 390 007	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051

Explanatory Statement

Explanatory Statement under Section 173(2) of the Companies Act, 1956

Item No. 8

N. M. Raiji & Co., and S. R. Batliboi & Co., Chartered Accountants were appointed as statutory auditors of the Company for the year 2002-2003 at the last Annual General Meeting and their term of office ends at the conclusion of this Annual General Meeting. S. R. Batliboi & Co. were appointed statutory auditors of the Company for the first time in fiscal 2003. N. M. Raiji & Co. had been auditors of erstwhile ICICI Limited (‘ICICI’) for several years (with gaps in some years) since 1956. They were the sole auditors of ICICI from 1992 to 1997 and, thereafter, one of the joint auditors till the merger of ICICI with the Company.

Reserve Bank of India (RBI) recommends rotation of statutory auditors for banks and does not permit appointment of the same firm as statutory auditors for a period exceeding four years in succession for a bank. In view of this, on the recommendation of the Audit Committee, the Board of Directors of the Company at its Meeting held on June 27-28, 2003 recommended the appointment of S. R. Batliboi & Co., Chartered Accountants, as the statutory auditors of the Company to hold office from the conclusion of the Annual General Meeting to be held on August 25, 2003 until the conclusion of the next Annual General Meeting, subject to the approval of RBI. As required under the provisions of Section 30 of the Banking Regulation Act, 1949, the approval of RBI has been received vide their letter dated July 4, 2003.

S. R. Batliboi & Co., have forwarded a certificate to the Company stating that their appointment, if made, will be within the limits specified in sub-section (1B) of Section 224 of the Companies Act, 1956. Further, they have confirmed that they are not disqualified to be appointed as auditors under Section 226 of the Companies Act, 1956.

The Resolution at Item No. 8 is a ‘Special Notice’ as required under Sections 190 and 225 of the Companies Act, 1956 for appointment of S. R. Batliboi & Co., Chartered Accountants, as the statutory auditors of the Company. A copy of ‘Special Notice’ has been sent to N. M. Raiji & Co., Chartered Accountants. The Bank has not received any representation from them till date in this regard.

The Directors recommend the appointment of S. R. Batliboi & Co., Chartered Accountants, as the statutory auditors of the Company.

No Director is in any way concerned or interested in the Resolution at Item No. 8 of the Notice.

Item No. 9

The Company has a wide network of branches in various locations in India and is also in the process of establishing its business in various countries abroad, by setting up representative offices and opening of branches. The Company may need to appoint auditors for auditing the accounts of these branches/offices. Pursuant to the provisions of Section 228 of the Companies Act, 1956, it is proposed to delegate the authority to the Board of Directors of the Company to appoint branch auditors in consultation with the statutory auditors, as and when required, to audit the accounts in respect of the Company’s branches/offices in India and abroad and to fix their remuneration, based on the recommendation of the Audit Committee, in addition to reimbursement of all out-of-pocket expenses in connection with the audit.

The Directors recommend the adoption of Resolution at Item No. 9 of the Notice.

No Director is in any way concerned or interested in the Resolution at Item No. 9 of the Notice.

Item No. 10

Mr. P. C. Ghosh, who has been appointed as an additional Director under Section 260 of the Companies Act, 1956 effective January 31, 2003 holds office up to the date of the Ninth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Mr. P. C. Ghosh for the office of the Director.

The Directors recommend the appointment of Mr. P. C. Ghosh.

Except Mr. P. C. Ghosh, no Director is in any way concerned or interested in the Resolution at Item No. 10 of the Notice.

Item No. 11

Mr. M. K. Sharma, who has been appointed as an additional Director under Section 260 of the Companies Act, 1956 effective January 31, 2003 holds office up to the date of the Ninth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Mr. M. K. Sharma for the office of the Director.

The Directors recommend the appointment of Mr. M. K. Sharma.

Except Mr. M. K. Sharma, no Director is in any way concerned or interested in the Resolution at Item No. 11 of the Notice.

Item No. 12

The appointment of and payment of remuneration to Ms. Lalita D. Gupte,as the Joint Managing Director of the Company, effective May 3, 2002 up to June 23, 2004, was approved by the Members at the Eighth Annual General Meeting held on September 16, 2002. The Members had approved the payment of salary to Ms. Lalita D. Gupte in the range of Rs.200,000 - Rs.400,000 per month. It is necessary to revise the salary range proposed, in order to enable annual increments in the salary with the approval of the Board. In view of this, based on the recommendation of the Board Governance & Remuneration Committee, the Board of Directors, at its Meeting held on July 25, 2003, approved revision of the salary range of Rs.200,000 - Rs.650,000 per month for Ms. Lalita D. Gupte, subject to the approval of the Members and Reserve Bank of India.

This Explanatory Statement may be treated as an abstract under Section 302 of the Companies Act, 1956.

The Directors recommend the adoption of the Resolution at Item No.12 of the Notice.

Except Ms. Lalita D. Gupte, no Director is in any way concerned or interested in the Resolution at Item No.12 of the Notice.

Item No. 13

The equity shares of the Company are listed and traded since September 1997 on six stock exchanges in India, namely, Vadodara Stock Exchange Limited (VSE) (Regional Stock Exchange), The Stock Exchange, Mumbai (BSE), National Stock Exchange of India Limited (NSE), Calcutta Stock Exchange Association Limited (CSE), Delhi Stock Exchange Association Limited (DSE) and Madras Stock Exchange Limited (MSE). ICICI Bank is one of the scrips specified by the Securities and Exchange Board of India for compulsory settlement in dematerialised form since May 31, 1999.

The bonds issued to the public from time to time by ICICI are listed on BSE and NSE. The bonds issued to the public in February and March 2002 by ICICI and the bonds issued by the Company during the fiscal 2003 are listed on BSE, NSE and VSE. There is no trading in the bonds listed on VSE.

A summary of trading volumes of equity shares of the Company on all the six stock exchanges in India during the last four years is given below:

	No. of equity shares traded during the year ended March 31,
Stock exchanges where listed	2000	2001	2002	2003

Vadodara Stock Exchange Limited	Nil	Nil	Nil	Nil
The Stock Exchange, Mumbai	53,786,082	40,334,381	38,860,121	169,872,869
National Stock Exchange of India Limited	42,389,133	45,362,983	57,740,587	124,087,835
Calcutta Stock Exchange Association Limited	619,010	348,843	622,770	132,563
Delhi Stock Exchange Association Limited	2,860,793	1,792,592	177,287	Nil
Madras Stock Exchange Limited	56,000	15,210	23,000	20,000

Source: Stock exchanges and Bridge Telerate

As may be observed, there was no trading in the shares on VSE; low trading on CSE, DSE and MSE and active trading only on BSE and NSE. With the extensive networking of BSE/NSE, the extension of BSE/NSE terminals to other cities and online trading facility provided by broking companies, investors are able to trade in the equity shares of the Company across the country, even if these are not listed on local stock exchanges.

The Securities and Exchange Board of India (Delisting of Securities) Guidelines - 2003, allow companies to seek voluntary delisting of their securities from all stock exchanges, by giving an exit opportunity to the shareholders. When voluntary delisting is sought only from some of the exchanges, no exit opportunity is required to be given to the shareholders, so long as the securities continue to be listed on a stock exchange having nation wide trading terminals. However, the approval of the Board of Directors and the Members of the Company is required for delisting of equity shares from any stock exchange. There is no compulsion for companies to remain listed on any stock exchange merely because it is a regional stock exchange.

In view of the above, the Board of Directors of the Company has approved the proposal for delisting of the equity shares of the Company from CSE, DSE and MSE, as also to delist the equity shares and bonds of the Company from VSE, subject to the approval of the Members and such other approvals as may be required.

The proposed delisting, if and when it takes place, will not adversely affect the investors as the Company’s equity shares/bonds would continue to be listed and traded on BSE and NSE. Hence, no exit opportunity is required to be given as per Delisting guidelines issued by SEBI. The delisting will take effect after all approvals, permissions and sanctions are received. The exact date on and from which the delisting will take effect would be suitably notified.

The Directors recommend the adoption of the Resolution at Item No. 13 of the Notice.

No Director is in any way concerned or interested in the Resolution at Item No. 13 of the Notice.

By Order of the Board

JYOTIN MEHTA
General Manager &
Company Secretary

Mumbai, July 25, 2003

Registered Office: Landmark Race Course Circle Vadodara 390 007	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051

Annexure

PURSUANT TO CLAUSE 49 OF THE LISTING AGREEMENT WITH THE STOCK EXCHANGES, FOLLOWING INFORMATION IS FURNISHED ABOUT THE DIRECTORS PROPOSED TO BE APPOINTED/RE-APPOINTED

1.	Mr. Somesh R. Sathe was first appointed on the Board on January 29, 1998. He holds a Bachelor’s degree in Science – Mechanical Engineering and has specialised knowledge of small scale industries. He is a technocrat entrepreneur.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

Arbes Tools Private Limited, Managing Director	ICICI Bank Limited
ESSP Meditek Private Limited, Managing Director	Audit Committee
Sukeshan Equipment Private Limited, Managing Director	Agriculture & Small Enterprises Business Committee
Credit Committee
Share Transfer & Shareholders’/Investors’ Grievance Committee

2.	Mr. Anupam Puri was first appointed on the Board effective May 3, 2002. He holds various degrees, viz., Masters in Philosophy and Masters of Arts in Economics from Oxford University and Bachelor of Arts in Economics from Delhi University. From 1970 to 2000, he worked with McKinsey & Company, a leading management consultancy firm. He worked globally with corporate clients in several industries on strategy and organisational issues, and also served several governments and multilateral institutions on public policy.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

Daksha eServices Private Limited	Dr. Reddy’s Laboratories Limited
Dr. Reddy’s Laboratories Limited	Nomination Committee, Chairman
Godrej Consumer Products Limited	Audit Committee
Mahindra British Telecom Limited	Godrej Consumer Products Limited
Mahindra & Mahindra Limited	Human Resources Committee, Chairman
Audit Committee
Mahindra British Telecom Limited
Audit Committee
ICICI Bank Limited
Business Strategy Committee
Board Governance & Remuneration Committee

3.	Prof. Marti G. Subrahmanyam was first appointed on the Board effective May 3, 2002. He is the Charles E. Merrill Professor of Finance and Economics in the Stern School of Business at New York University. He holds a degree in mechanical engineering from the Indian Institute of Technology, Chennai, a post-graduate diploma in business administration from the Indian Institute of Management, Ahmedabad and a doctorate in finance and economics from the Massachusetts Institute of Technology. He is an expert in the areas of corporate finance, capital markets and international finance.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

Infosys Technologies Limited	Infosys Technologies Limited
Mannariah & Sons Private Limited	Compensation Committee, Chairman
Nexgen Financial Holdings Limited	Audit Committee
Nexgen Re Limited	Nexgen Financial Holdings Limited
Nomura Asset Management (U.S.A.) Inc.	Research Committee, Chairman
Supply Chainge Inc.	Audit Committee
Usha Communications Inc.	Usha Communications Inc.
Audit Committee, Chairman
Compensation Committee
ICICI Bank Limited
Risk Committee

4.	Ms. Kalpana Morparia was first appointed on the Board effective May 3, 2002. She holds Bachelor’s degrees in Science and Law. She joined erstwhile ICICI Limited (ICICI) in the Legal Department in 1975. She was actively involved with several resource mobilisation initiatives of ICICI which included international offerings of debt and equity such as the issue of a Global Medium Term Note programme, a Global Depository Receipts issue, Yankee Fixed Rate Bonds issue, Euro Convertible Bonds and the American Depositary Receipts issue. Since 1996, she was in-charge of several departments in ICICI including legal, human resources, treasury, corporate communications, planning and strategic support and special projects and was designated Senior General Manager of ICICI in 1998. She was appointed on the Board of ICICI as Executive Director in May 2001. The Board, at its Meeting held on April 26, 2002, appointed Ms. Kalpana Morparia as Executive Director of the Company effective May 3, 2002 upto April 30, 2006, which was approved by the Reserve Bank of India and the Members at their Annual General Meeting (AGM) held on September 16, 2002. Ms. Morparia is responsible for the Corporate Centre which includes the finance, risk, human resources, legal, corporate communications and strategy functions.

In terms of resolutions passed at the AGM held on September 16, 2002, if Ms. Kalpana Morparia is re-appointed as a Director immediately on retirement by rotation, she shall continue to hold her office of Executive Director and such retirement by rotation and re-appointment as a Director shall not be deemed to constitute a break in her appointment as Executive Director.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

ICICI Investment Management Company Limited, Chairperson	ICICI Home Finance Company Limited
ICICI Home Finance Company Limited	Management Committee
ICICI Lombard General Insurance Company Limited	ICICI Lombard General Insurance Company Limited
ICICI Prudential Life Insurance Company Limited	Board Governance Committee
ICICI Securities Limited	ICICI Prudential Life Insurance Company Limited
(formerly ICICI Securities and Finance Company Limited)	Audit Committee
ICICI Venture Funds Management Company Limited	ICICI Securities Limited
Audit Committee
ICICI Venture Funds Management Company Limited
Audit Committee
Remuneration Committee
ICICI Bank Limited
Asset Liability Management Committee
Committee of Directors
Share Transfer & Shareholders’/Investors’ Grievance Committee

5.	Mr. P. C. Ghosh was first appointed on the Board on January 31, 2003. He is the Chairman of General Insurance Corporation of India (GIC) since October 4, 2002. He holds a Bachelor’s degree in Science (Physics) and B.Tech. (Mechanical) from Indian Institute of Technology, Chennai. He joined the insurance industry in 1974 as Insurance Executive in United India Insurance Company Limited and worked in various functional areas such as engineering, techno-marketing, reinsurance, foreign operations and personnel. Between 1992 and 2001, he worked with National Insurance Company Limited and The Oriental Insurance Company Limited. He was the Managing Director of GIC from March 1, 2001 to October 3, 2002. He has also been a speaker in insurance and risk management conferences and seminars.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

General Insurance Corporation of India, Chairman	General Insurance Corporation of India
GIC Asset Management Company Limited, Chairman	Investment Committee, Chairman
GIC Housing Finance Limited, Chairman	Life Insurance Corporation of India
Loss Prevention Association of India Limited, Chairman	Investment Committee
India International Insurance Pte. Limited, Chairman	Executive Committee
Deposit Insurance and Credit Guarantee Corporation
ECE Industries Limited
Export Credit Guarantee Corporation of India Limited
Indian Register of Shipping
Kenindia Assurance Company Limited
Life Insurance Corporation of India
Southern Petrochemical Industries Corporation Limited

6.	Mr. M. K. Sharma was first appointed on the Board on January 31, 2003. He is currently the Vice-Chairman of Hindustan Lever Limited. He holds Bachelor’s Degree in Arts and Bachelor’s of Law Degree from Canning College University of Lucknow. He has also completed his Post Graduate Diploma in Personnel Management from Department of Business Management, University of Delhi and Diploma in Labour Laws in Indian Law Institute, Delhi. After a six year stint in DCM Limited, he joined Hindustan Lever Limited in 1974 as Legal Manager and worked in various areas including taxation, shares and legal. He was inducted on the Board of Hindustan Lever Limited in August 1995.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

Hindustan Lever Limited, Vice-Chairman	Hindustan Lever Limited
Vasishti Detergents Limited, Chairman	Investor Grievances Committee
Hind Lever Chemicals Limited	Vasishti Detergents Limited
Hind Lever Trust Limited	Investor Grievances Committee, Chairman
Indexport Limited	Hind Lever Chemicals Limited
Lever India Exports Limited	Audit Committee
Nepal Lever Limited	Remuneration Committee
TOC Disinfectants Limited	Investor Grievances Committee
ICICI Bank Limited
Agriculture & Small Enterprises Business Committee

By Order of the Board

JYOTIN MEHTA
General Manager &
Company Secretary

Mumbai, July 25, 2003

Registered Office: Landmark Race Course Circle Vadodara 390 007	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051